UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Immunomedics, Inc.
(Name of Subject Company)

Immunomedics, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
452907108
(CUSIP Number of Class of Securities)
Usama Malik
Chief Financial Officer, Chief Business Officer
Immunomedics, Inc.
300 The American Road
Morris Plains, New Jersey 07950
(973) 605-8200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Adam O. Emmerich
Victor Goldfeld
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   SUBJECT COMPANY INFORMATION.
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Immunomedics, Inc. (the “Company”), a corporation organized under the laws of Delaware. The Company’s principal executive offices are located at 300 The American Road, Morris Plains, New Jersey 07950. The Company’s telephone number at such address is (973) 605-8200. The Company’s website is www.immunomedics.com.
Class of Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”). As of the close of business on September 18, 2020, there were: (i) 231,320,559 Shares issued and outstanding; (ii) 7,308,692 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Company Options”); and (iii) 126,026 Shares subject to issuance pursuant to outstanding restricted stock units to acquire Shares (the “Company RSUs”).
Item 2.   IDENTITY AND BACKGROUND OF FILING PERSON.
Name and Address
The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer
This Schedule 14D-9 relates to the tender offer by Maui Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $88.00, net to the holder in cash, without interest (the “Offer Price”), and subject to any applicable withholding of taxes. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2020.
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of September 13, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Gilead and Purchaser, pursuant to which, as soon as practicable following (but in any event on the same date as) the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), and the Company will be the surviving corporation and become a wholly owned subsidiary of Gilead, without a vote of the Company’s stockholders (such corporation, the “Surviving Corporation,” and such merger, the “Merger”). Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, after the expiration of the Offer, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. Eastern Time on October 22, 2020 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Offer Acceptance Time.”

At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Gilead, Purchaser, or any other direct or indirect wholly owned subsidiary of Gilead and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares” and, together with the Shares referred to in clauses (i) and (ii), collectively, “Excluded Shares”)) will be converted into the right to receive the Offer Price, without interest and subject to any applicable withholding of taxes (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Treatment of Equity Awards in the Transactions” below for a discussion of treatment of the Company Options and Company RSUs.
If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated by the Merger Agreement, no stockholder vote will be necessary to complete the Merger, and the Merger may be completed upon the irrevocable acceptance for payment by Purchaser in the Offer of at least a number of Shares that, considered together with all other Shares (if any) beneficially owned by Gilead and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the expiration of the Offer.
As set forth in the Offer to Purchase, the principal executive offices of Purchaser and Gilead are located at 333 Lakeside Drive, Foster City, California 94404, and their telephone number is (650) 574-3000.
The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.
Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at https://www.immunomedics.com/investors/.
Item 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Gilead, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Company’s board of directors (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 in determining to make the recommendation set forth in this Schedule 14D-9.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Arrangements between the Company, Gilead and Purchaser
Merger Agreement
On September 13, 2020, the Company, Gilead and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 (Purpose of the Offer and Plans for Immunomedics; Summary of the Merger Agreement and Certain Other Agreements) and the description of the terms and conditions of the Offer contained in Section 13 (Conditions of the Offer) and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.
The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company, Gilead or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Gilead and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration and except that the Company has the right to pursue damages, on behalf of its stockholders, against Gilead and/or Purchaser for the loss of the Merger Consideration in the event of any breach of the Merger Agreement by Gilead or Purchaser. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
Confidentiality Agreement
Prior to signing the Merger Agreement, Gilead and the Company entered into a mutual confidential disclosure agreement, effective as of January 1, 2019, as amended effective as of June 30, 2019 (the “Confidentiality Agreement”), pursuant to which each party agreed, and subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with the consideration of a possible business transaction involving Gilead and the Company. Gilead’s and the Company’s obligations with respect to confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement, and will expire seven years after the date of the Confidentiality Agreement. The Confidentiality Agreement does not include (i) an employee non-solicitation provision or (ii) a standstill provision.
This summary does not purport to be complete and is qualified in its entirety by reference to the Mutual Confidential Disclosure Agreement and Amendment No. 1 to Mutual Confidential Disclosure Agreement, which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9, respectively, and are incorporated by reference herein.
Exclusivity Agreement
Prior to signing the Merger Agreement, the Company and Gilead entered into a letter agreement, dated September 10, 2020 (the “Exclusivity Agreement”), pursuant to which the Company agreed that it would not, and would cause its representatives not to, from September 10, 2020 through the Exclusivity Termination Time (as defined below), (i) continue any negotiations with any party other than Gilead and its affiliates (a “Third Party”) with respect to a possible acquisition of the Company by such Third Party, (ii) solicit, initiate or knowingly encourage any proposals or offers from any Third Party with respect to a competing transaction or (iii) enter into any agreement with a Third Party relating to a competing transaction. As used in the Exclusivity Agreement, the “Exclusivity Termination Time” means the earliest of (a) the execution of a definitive agreement by Gilead and the Company providing for a transaction, if any, (b) 6:00 a.m. (Eastern Time) on Monday, September 14, 2020, or such later date Gilead and the Company may mutually agree in writing and (c) the time at which Gilead informs the Company or its representatives that Gilead intends to not proceed with a transaction at a price of at least $88.00 per share in cash and otherwise on the terms contemplated by Gilead’s initial written proposal setting forth the terms and conditions of a possible transaction.
This summary does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.
Arrangements with Current Executive Officers and Directors of the Company
Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for the Company Board’s Recommendation.”
The Company’s executive officers are as follows:
Name of Executive Officer	Position
Dr. Behzad Aghazadeh	Executive Chairman
Kurt Andrews	Chief Human Resources Officer
Bryan Ball	Chief Quality Officer
Brendan Delaney	Chief Commercial Officer
Jared Freedberg	General Counsel/Corporate Secretary
Dr. Loretta Itri	Chief Medical Officer
Usama Malik	Chief Financial Officer/Chief Business Officer
Outstanding Shares Held by Executive Officers and Directors
If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If the executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, the executive officers and directors will receive in exchange for their Shares, the same cash consideration on the same terms and conditions as the other stockholders of the Company. The following table sets forth (i) the number of Shares (excluding Shares subject to issuance pursuant to outstanding Company Options and Company RSUs) beneficially owned as of September 18, 2020 by each of the Company’s executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.
Name of Executive Officer or Director	Number of Shares(1)	Aggregate Cash Consideration for Shares ($)
Dr. Behzad Aghazadeh	26,263,516	2,311,189,408
Robert Azelby	—	—
Dr. Charles Baum	9,667	850,696
Scott Canute	13,516	1,189,408
Barbara G. Duncan	49,244	4,333,472
Peter Barton Hutt	13,516	1,189,408

Name of Executive Officer or Director	Number of Shares(1)	Aggregate Cash Consideration for Shares ($)
Dr. Khalid Islam	13,516	1,189,408
Bryan Ball	10,000	880,000
Brendan Delaney	—	—
Usama Malik	18,856	1,659,328
All of the Company’s current directors and executive officers as a group (13 persons)	26,406,831	2,323,801,128
Treatment of Equity Awards in the Transaction
Treatment of Company Options
The Merger Agreement provides that, at the Effective Time, each then outstanding Company Option, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (a) the Merger Consideration over (b) the per Share exercise price of that Company Option, multiplied by (ii) the total number of Shares subject to that Company Option. As of September 18, 2020, all Company Options had a per share exercise price that is less than the Merger Consideration.
The following table sets forth, for our executive officers and six non-employee directors, (i) the number of Shares underlying the vested portion of the Company Options (the “Vested Company Options”) as of September 18, 2020, (ii) the number of Shares underlying the unvested portion of the Company Options (the “Unvested Company Options”) as of September 18, 2020, (iii) the weighted average exercise price of each category of Company Options, and (iv) the aggregate cash consideration payable (on a pre-tax basis) in respect thereof, with that aggregate cash consideration calculated by multiplying (a) the excess of the Offer Price over the weighted average exercise price of the Vested Company Option or Unvested Company Option, as applicable, by (b) the number of Shares subject to the Vested Company Option or Unvested Company Option, as applicable.
	Vested Company Options			Unvested Company Options			Aggregate Outstanding Company Options
Name of Executive Officer or Director	Shares Underlying Vested Company Options	Weighted Average Exercise Price ($)	Aggregate Vested Company Option Payment ($)(1)	Shares Underlying Unvested Company Options	Weighted Average Exercise Price ($)	Aggregate Unvested Company Option Payment ($)(1)	Aggregate Company Option Payment ($)(1)
Dr. Behzad Aghazadeh	196,074	16.97	13,926,914	6,540	33.62	355,645	14,282,559
Bryan Ball	70,441	16.15	5,061,465	191,496	16.12	13,765,564	18,827,029
Brendan Delaney	177,395	14.71	13,000,925	213,065	15.94	15,354,228	28,355,153
Usama Malik	157,774	15.12	11,498,319	228,306	16.45	16,334,332	27,832,651
Other Executive Officers as a group (3 persons)	187,421	19.16	12,901,831	530,756	17.64	37,345,063	50,246,893
Non-Employee Directors as a group (6 persons)	280,471	13.67	20,848,448	61,740	27.33	3,745,771	24,594,219

(1)
To estimate the value of payments for Vested Company Options or Unvested Company Options, as applicable, the aggregate number of Shares subject to the Vested Company Options or Unvested Company Options, as applicable, as of September 18, 2020, was multiplied by the excess of (i) the Offer Price of $88.00 over (ii) the weighted average exercise price of the Company Options.

Treatment of Company RSUs
The Merger Agreement provides that, at the Effective Time, each then outstanding Company RSU, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to (i) the Merger Consideration multiplied by (ii) the total number of Shares subject to that Company RSU immediately prior to the Effective Time.
None of our executive officers, other than Dr. Aghazadeh, hold any Company RSUs. The following table sets forth, for each of Dr. Aghazadeh and the six non-employee directors, (i) the number of Shares underlying the unvested portion of the Company RSUs (the “Unvested Company RSUs”) as of September 18, 2020 and (ii) the aggregate cash consideration payable (on a pre-tax basis) in respect thereof, with that aggregate cash consideration calculated by multiplying (a) the Offer Price by (b) the number of Shares subject to the Unvested Company RSU. As of September 18, 2020, all outstanding Company RSUs were Unvested Company RSUs.
	Unvested Company RSUs
	Shares Underlying Unvested Company RSUs	Aggregate Unvested Company RSU Payment ($)(1)
Dr. Behzad Aghazadeh	103,718	9,127,184
Non-Employee Directors as a group (6 persons)	22,308	1,963,104

(1)
To estimate the value of payments for Unvested Company RSUs the aggregate number of Shares subject to the Unvested Company RSUs was multiplied by the Offer Price of $88.00.

Executive Severance Benefits
Each of the Company’s executive officers, other than Dr. Aghazadeh, is party to an employment agreement with the Company. In connection with the Transactions contemplated by the Merger Agreement, on September 12, 2020, the Company entered into letter agreements with the Company’s executive officers (other than Dr. Aghazadeh) that revised certain terms of each employment agreement, including: (1) extending from 12 to 18 months, the period following a change in control during which a qualifying termination of employment would result in enhanced severance (the “CIC Protection Period”); (2) clarifying that the non-renewal of the employment term during the CIC Protection Period would constitute a qualifying termination of employment, resulting in the receipt of enhanced severance; (3) in the case of Messrs. Delaney and Malik, revising the severance provision to include a full year target bonus, rather than a pro-rated target bonus; and (4) clarifying that, during the CIC Protection Period, the severance amount may not be diminished by reducing the applicable executive officer’s base salary or target bonus prior to the qualifying termination of employment.
Upon a termination of employment without cause or for good reason during the CIC Protection Period, an executive officer will be entitled to receive (i) cash severance payable in a lump sum (equal to four months of the executive officer’s base salary per each completed year of service, with a minimum of 12 months’ base salary and a maximum of 24 months’ base salary), (ii) the executive officer’s target bonus for the fiscal year in which the termination occurs, payable in a lump-sum cash payment, and (iii) monthly cash payments equal to the monthly Company premiums for continued health benefits for a 12-month period. These severance benefits are subject to the executive officer signing a general release of employment-related claims in favor of the Company within 45 days following the executive officer’s termination date and subsequently allowing that release to become effective. These employment agreements set forth the rights and responsibilities of each party, including, for each executive officer other than Dr. Aghazadeh, a prohibition on competition during the term of employment, and for a period of one year thereafter (with the exception of Mr. Delaney, who is subject to a prohibition on competition during the term of his employment and for a period thereafter equal to two months per each completed year of service, with a minimum of six months and a maximum of 12 months), a perpetual confidentiality obligation and employee non-solicitation restrictions that apply during the tenure of an executive officer’s employment, and for a period of one year thereafter.
The estimated value of the severance payments and benefits for each of the named executive officers is set forth below in the table entitled “Golden Parachute Compensation Table.” Based on the same assumptions set forth in footnote 1 to the “Golden Parachute Compensation Table,” the estimated aggregate cash severance payment for all of the Company’s executive officers who are not named executive officers, assuming a qualifying termination on September 18, 2020, is $2,578,750.
Treatment of 2020 Annual Bonuses
Gilead has agreed that each employee of the Company (including the executive officers, other than Dr. Aghazadeh) who is employed immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation thereafter (the “Continuing Employees”) will receive payment of his or her annual cash bonus in respect of the 2020 calendar year under the Company’s Annual Cash Bonus Plan (the “Company Bonus Plan”) with “Company Performance Metrics” (as defined in the Company Bonus Plan) in respect of the 2020 calendar year deemed achieved at 150% of target value (the “2020 Bonus Payment”). The 2020 Bonus Payments will be made at the time that the Company has historically paid annual bonuses under the Company Bonus Plan to its employees for each Continuing Employee who remains employed through that date. Any Continuing Employee (including the executive officers, other than Dr. Aghazadeh) who experiences a severance-qualifying termination of employment on or after the Effective Time will be paid his or her respective 2020 Bonus Payment at the time 2020 Bonus Payments are made to active Company employees. The estimated value of the 2020 Bonus Payment for each named executive officer is set forth in the table entitled “Golden Parachute Compensation Table.” Based on the same assumptions set forth in the footnote to the “Golden Parachute Compensation Table,” the estimated aggregate value of the 2020 Bonus Payments for all of the Company’s executive officers who are not named executive officers is $779,250.
Certain Make Whole Arrangements
Certain of the Company’s executive officers may be subject to an excise tax on payments they will or may receive in connection with the Transactions under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). In connection with the Transactions, on September 12, 2020, the Company entered into letter agreements with each of the Company’s executive officers, providing that, in the event that an executive officer receives any payments or benefits that are subject to tax under Section 4999 of the Code, the executive officer will receive a payment that puts the executive officer in the same after-tax position as though the tax under Section 4999 of the Code did not apply.
The estimated value of the make whole payment for each named executive officer is set forth below in the table entitled “Golden Parachute Compensation Table.” Based on the same assumptions set forth in footnote 4 to the “Golden Parachute Compensation Table,” the estimated aggregate make whole payments for all of the Company’s executive officers who are not named executive officers would be $3,995,146.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of the Company’s executive officers who are designated as “named executive officers” in the Definitive Proxy Statement on Schedule 14A, filed by the Company on April 27, 2020. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. In this section, the term “golden parachute” describes the Merger-related compensation that will or may be payable to the Company’s named executive officers.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of the Company’s named executive officers would receive, assuming that (i) the Effective Time will occur on November 9, 2020 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (ii) each of the Company’s named executive officers will experience a qualifying termination of employment at that time, (iii) each named executive officer’s base salary rate and annual target bonus remain unchanged from those in effect as of September 18, 2020, (iv) Company Options and Company RSUs outstanding as of September 18, 2020 vest based on an Offer Price of $88.00 (and, other than ordinary course vesting in accordance with the terms of the applicable award agreement, do not otherwise vest prior to November 9, 2020), (v) no named executive officer receives any additional equity grants on or prior to the Effective Time and (vi) no named executive officer enters into any new agreement with the Company or Gilead, or is otherwise legally entitled to any additional “golden parachute” compensation or benefits. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including but not limited to the assumptions described in the footnotes to the following table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
For purposes of this golden parachute disclosure, “single trigger” refers to payments and benefits that arise as a result of the consummation of the Transactions and “double trigger” refers to payments and benefits that require two conditions, which are the consummation of the Transactions and a qualifying termination of employment.
	Golden Parachute Compensation Table
Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Dr. Behzad Aghazadeh	—	9,482,829	—	886,556	10,369,385
Bryan Ball	800,000	13,765,564	33,440	1,514,672	16,113,676
Brendan Delaney	913,750	15,354,228	33,440	1,562,566	17,863,984
Usama Malik	956,250	16,118,938	10,906	1,643,131	18,729,225
Harout Semerjian(5)	—	—	—	—	—
Morris Rosenberg(5)	—	—	—	—	—
Michael Pehl(5)	—	—	—	—	—

(1)
Cash Severance for Named Executive Officers.   Pursuant to each named executive officer’s employment agreement and the amendments to those employment agreements, as applicable, upon a qualifying termination of employment during the 18 months following a change in control, each named executive officer (other than Dr. Aghazadeh) will become entitled to a lump-sum cash severance payment equal to (i) 12 months of the applicable named executive officer’s base salary plus (ii) the target bonus for the fiscal year in which the termination occurs. These cash severance payments are conditioned upon the named executive officer signing a general release of employment-related claims in favor of the Company within 45 days following the named executive officer’s termination date, and subsequently allowing that release to become effective. In addition, the named executive officers with employment agreements are subject to non-competition and non-solicitation provisions that apply for 12 months following a qualifying termination of employment (with the exception of Mr. Delaney, who is subject to non-competition and non-solicitation provisions for six months following a qualifying termination of employment). Dr. Aghazadeh is not entitled to any cash severance payments upon his termination with the Company.

2020 Annual Bonus.   Pursuant to the Merger Agreement, each Continuing Employee (including the named executive officers, other than Dr. Aghazadeh) who is employed immediately prior to the Effective Time and experiences a severance-qualifying termination of employment on or after the Effective Time will be paid his or her respective 2020 Bonus Payment at the time 2020 Bonus Payments are made to active Company employees, with “Company Performance Metrics” (as defined in the Company Bonus Plan) and individual performance in respect of the 2020 calendar year each deemed achieved at 150% of target value.
The amounts in this column are considered “double trigger” amounts as they will generally only become payable in the event of a qualifying termination of employment following the consummation of the Transactions. However, the amounts in this column in respect of a named executive officer’s 2020 Bonus Payment would also become payable if the applicable named executive officer remains employed through the time 2020 Bonus Payments are made to active Company employees. For additional disclosure related to the amounts disclosed in this column, see the sections above titled “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Executive Severance Benefits” and “— Treatment of 2020 Annual Bonuses.”

Named Executive Officer	Base Salary Component of Severance ($)	Bonus Component of Severance ($)	2020 Annual Bonus (Merger Agreement) ($)	Total ($)
Dr. Behzad Aghazadeh	—	—	—	—
Bryan Ball	400,000	160,000	240,000	800,000
Brendan Delaney	430,000	193,500	290,250	913,750
Usama Malik	450,000	202,500	303,750	956,250
Harout Semerjian	—	—	—	—
Morris Rosenberg	—	—	—	—
Michael Pehl	—	—	—	—

(2)
Outstanding and Unvested Company Options and Company RSUs.   The amounts in this column represent the estimated value of the outstanding and unvested Company Options and Company RSUs held by each of the named executive officers that will vest and be cancelled at the Effective Time and converted into the right to receive a cash payment. The value of the cash payment for the Company Options is calculated by multiplying the excess of the Merger Consideration over the respective per Share exercise price of the applicable Company Option by the number of Shares subject to that Company Option. The value of the cash payment for the Company RSUs is calculated by multiplying the number of Shares subject to that Company RSU by the Merger Consideration. The amounts in this column are considered “single trigger” amounts, as those awards will become payable solely as a result of the consummation of the Transactions. The table below assumes that the Effective Time occurs on November 9, 2020 and sets forth the value of the outstanding and unvested Company Options and Company RSUs as of September 18, 2020 (less any portion of the award that vests in the ordinary course under the applicable award agreement), assuming an Offer Price of $88.00.

Named Executive Officer	Value of Company Options ($)	Value of Company RSUs ($)	Total Value ($)
Dr. Behzad Aghazadeh	355,645	9,127,184	9,482,829
Bryan Ball	13,765,564	—	13,765,564
Brendan Delaney	15,354,228	—	15,354,228
Usama Malik	16,118,938	—	16,118,938
Harout Semerjian	—	—	—
Morris Rosenberg	—	—	—
Michael Pehl	—	—	—

(3)
Benefits.   The amounts in this column represent the estimated value of Company-paid group health care plan continuation coverage during the 12-month period following a qualifying termination of employment for each of the named executive officers (other than Dr. Aghazadeh). The amounts in this column are considered “double trigger” amounts as they will only become payable in the event of a qualifying termination of employment following the consummation of the Transactions.

(4)
Make Whole Payments.   The amounts listed in this column represent the estimated make whole payment each named executive officer could become entitled to receive on a “double-trigger” basis upon a qualifying termination of employment following the consummation of the Transactions. However, in the event that a named executive officer is subject to excise taxes under Section 4999 of the Code solely as a result of “single-trigger” payments and benefits, that named executive officer would also be entitled to receive a make whole payment, as applicable. In addition to the assumptions described immediately prior to the table above, the amounts in this column are calculated based on a 20% excise tax rate and each named executive officer’s estimated effective tax rate, including a federal marginal income tax rate of 37.00% and applicable state, local and payroll taxes. The actual amount of the make whole payment for each named executive officer, if any, will not be determinable until after the consummation of the Transactions. For additional disclosure related to the amounts disclosed in this column, see the sections above titled “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Golden Parachute Compensation.”

(5)
Mr. Semerjian resigned as the Company’s Chief Executive Officer and President effective May 27, 2020, Mr. Rosenberg resigned as the Company’s Chief Technology Officer effective May 7, 2020 and Mr. Pehl resigned as the Company’s Chief Executive Officer and President effective February 23, 2019. Messrs. Semerjian, Rosenberg and Pehl will not receive any compensation based on or otherwise related to the Transactions; however, the SEC rules require their disclosure.

Gilead Post-Closing Covenants
During the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, Gilead will provide, or cause to be provided, to the Continuing Employees (including the executive officers) (i) the base salary or base wages and short-term cash incentive compensation opportunities, on a basis, in each case, that is no less favorable than that in effect immediately prior to the execution of the Merger Agreement, (ii) equity compensation awards that are substantially comparable in the aggregate to the equity compensation awards generally provided to similarly-situated employees of Gilead and its subsidiaries and (iii) all other employee benefits (excluding severance) that are no less favorable in the aggregate than those provided in the aggregate (excluding severance) to the Continuing Employee by the Company immediately prior to the execution of the Merger Agreement.
Future Arrangements
It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Gilead or the Surviving Corporation. Those arrangements may include, among other things, agreements regarding future terms of employment, the right to receive equity or equity-based awards of Gilead and/or to receive retention bonus awards. Any of these types of arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with Gilead.
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Company Board will approve under Rule 14d-10(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any employment compensation, severance or employee benefit agreements, arrangements or understandings between Purchaser, the Company or their respective affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or that will be entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to that officer, director or employee, and will take all other action reasonably necessary to ensure that those arrangements fall within the nonexclusive safe harbor provisions under Rule 14d-10(d)(2) of the Exchange Act.
Director and Officer Indemnification and Insurance
Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.
As permitted by the DGCL, under the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), the Company has agreed to indemnify, to the fullest extent authorized by the DGCL, each director, officer or employee of the Company who is involved in any litigation or other proceeding because such person is or was a director, officer or employee of the Company or is or was serving as a director, officer, partner, employee or agent of another entity at the Company’s request, against all expense, judgments, taxes, fines and amounts paid in settlements incurred in connection therewith. The right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, with such security, if any, as the Company Board or stockholders may reasonably require, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.
The Merger Agreement provides that, for a period of six years from the Effective Time, Gilead agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company and each of its subsidiaries (the “Acquired Companies”) under the certificate of incorporation and bylaws (or other organizational documents) of each of the Acquired Companies, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person (as defined below), and Gilead will cause the Acquired Companies to perform their obligations thereunder. The Merger Agreement also provides that, for a period of six years from the Effective Time, Gilead will cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another person (the “Indemnified Person”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any Acquired Company as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.
The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (i) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Gilead, the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or any of its subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification, and (ii) Gilead, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.
The Merger Agreement further provides that, for a period of six years from and after the Effective Time, Gilead and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Acquired Companies or provide substitute policies for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time, except that in no event will Gilead or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the date of the Merger Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain insurance, it will obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the closing date of the Merger, the Company may purchase a “tail” directors’ and officers’ liability insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event will the cost of any such tail policy exceed the Maximum Amount. Gilead and the Surviving Corporation will maintain such policies in full force and effect and continue to honor the obligations thereunder.
The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter and Bylaws, which have been filed as Exhibits (e)(1), (e)(31) and (e)(32), respectively, to this Schedule 14D-9 and are incorporated by reference herein.
Section 16 Matters
The Merger Agreement provides that, prior to or as of the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors) will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Merger by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to the Company and to cause those dispositions and/or cancellations to be exempt under Rule 16b-3 under the Exchange Act.
Item 4.   THE SOLICITATION OR RECOMMENDATION.
Recommendation of the Company Board
At a meeting of the Company Board held on September 12, 2020, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Gilead and Purchaser, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
For the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background and Reasons for the Recommendation
Background of the Offer and the Merger
The Company regularly engages in discussions with other biotechnology and pharmaceutical companies, universities and medical research institutions in the ordinary course of business regarding a variety of potential partnerships, licensing arrangements and collaborations with respect to the clinical development and commercialization of its products and product candidates, including Trodelvy™ (sacituzumab govitecan-hziy) (“Trodelvy”), an antibody-drug conjugate used for the treatment of patients with metastatic triple-negative breast cancer (“mTNBC”). In 2018 and 2019, the Company entered into clinical collaborations with AstraZeneca, Clovis Oncology, GBG Forschungs GmbH and F. Hoffman-La Roche Ltd to investigate the safety and efficacy of Trodelvy in different combinations and for various treatments. In the second quarter of 2019, the Company also entered into a license agreement with Everest Medicines II, a China limited company (“Everest”, and such agreement, the “Everest License Agreement”) pursuant to which the Company granted to Everest an exclusive license to develop and commercialize Trodelvy in the People’s Republic of China, Taiwan, Hong Kong, Macao, Indonesia, Philippines, Vietnam, Thailand, South Korea, Malaysia, Singapore and Mongolia.
As part of these regular discussions, on January 9, 2019, while attending an industry conference, Andrew Dickinson, then Executive Vice President, Corporate Development and Strategy of Gilead and now Chief Financial Officer of Gilead, met informally with representatives of the Company and generally discussed Gilead’s interest in the oncology field and potentially learning more about the Company. Gilead and the Company thereafter entered into the Confidentiality Agreement providing for the sharing of information with a purpose of discussing a potential collaboration transaction involving the Company and Gilead.
Following the execution of the Confidentiality Agreement, certain members of senior management of the Company and Gilead had periodic discussions throughout 2019 and in the first half of 2020. The topics discussed included updates on clinical studies of Trodelvy, preparation for commercialization, the Company’s other pipeline programs, the Company’s general thoughts on partnerships and Gilead’s oncology strategy.
In late 2019, the Company Board and management began to explore the possibility of a broader scope licensing and collaboration arrangement with a larger pharmaceutical company following the Company’s submission of its updated Biologics License Application (“BLA”) to the U.S. Food and Drug Administration (the “FDA”) seeking accelerated approval of Trodelvy for the treatment of patients with mTNBC.
In January 2020, representatives of management (including Dr. Behzad Aghazadeh, the Company’s Executive Chairman, and Mr. Usama Malik, the Company’s Chief Financial and Business Officer) attended the 38th annual J.P. Morgan Healthcare Conference in San Francisco, California (the “JPM Conference”). At the JPM Conference, members of Company management participated in one-on-one conversations with representatives of a number of pharmaceutical companies regarding their potential interest in partnering arrangements in the oncology space and the possible scope of such arrangements. These pharmaceutical companies included the parties referred to as “Party A”, “Party B” and “Party C”, each of which had previously discussed with the Company the possibility of a potential collaboration or partnership arrangement pursuant to a mutual confidentiality agreement without standstill provisions.
At a regular meeting of the Company Board held on February 26, 2020, members of management presented an update on recent developments in the business and the current outlook for the Company, reviewing the financial performance of the Company for the prior fiscal year, together with the opportunities and challenges facing the Company in the next 12 months. Members of management and the Company Board discussed the next phase in the Company’s strategic trajectory assuming successful completion of the BLA process and the Company’s Phase 3 confirmatory “ASCENT” study to validate the safety and efficacy data of Trodelvy observed in the Company’s previously published Phase 2 study (the “ASCENT Study”), including risks and other considerations associated with undertaking commercialization and development efforts, as well as continuing to conduct clinical trials and engage with regulatory authorities, with respect to Trodelvy and the Company’s other product candidates on a standalone basis. They also discussed the possibility of seeking to enter into a collaboration arrangement with a larger pharmaceutical company that could provide additional infrastructure and resources to support those efforts. Mr. Malik also presented the Company Board with a preliminary budget for fiscal year 2020. Mr. Malik then provided an overview of the recent discussions at the JPM Conference, including the perspectives of representatives of various pharmaceutical companies on different potential transactions. Mr. Malik described a possible timeline for negotiating a collaboration transaction and key milestones in the event that the Company Board chose to proceed with such a process.
On April 6, 2020, the Company announced that the ASCENT Study would be halted due to compelling evidence of efficacy. On April 22, 2020, the Company announced that the FDA had approved Trodelvy for the treatment of adult patients with mTNBC who had received at least two prior therapies.
In May and June 2020, at the direction of the Company Board, members of management began contacting a number of pharmaceutical companies that had a demonstrated interest in building their oncology pipelines, including Gilead, Party A, Party B and Party C, to ascertain their interest in a collaboration arrangement for Trodelvy. In June 2020, with the approval of the Company Board, members of management sent process letters to 12 pharmaceutical companies, including Gilead, Party A, Party B and Party C, that had executed confidentiality agreements with the Company and had displayed a credible interest in pursuing a collaboration arrangement for Trodelvy (collectively, the “Potential Counterparties”). The process letters requested that the Potential Counterparties submit indications of interest to participate in a process for a potential global collaboration for Trodelvy no later than June 29, 2020 and, following the provision of due diligence by the Company in July 2020, provide preliminary proposals setting forth their contemplated terms of a transaction no later than August 10, 2020.

On June 27, 2020, representatives of Gilead indicated to representatives of the Company that Gilead was interested in participating in the process.
On June 30, 2020, Gilead and the Company executed an amendment to the Confidentiality Agreement.
On July 6, 2020, the Company announced topline results for the ASCENT Study.
Beginning July 6, 2020 and throughout July and early August, certain Potential Counterparties, including Gilead, Party A, Party B and Party C, received access to due diligence materials (including access to a virtual data room) and participated in management meetings and due diligence sessions hosted by the Company and had in-person meetings, follow-up calls and email exchanges with members of the Company’s management.
On August 5, 2020, a regular meeting of the Company Board was convened. Members of management discussed developments in the Company’s businesses and the strategic efforts undertaken by management in recent months, including efforts to support the commercial launch of Trodelvy and associated opportunities, challenges and other considerations. Mr. Malik also provided an overview of the Company’s year-to-date financial performance relative to the preliminary management forecast previously shared with the Company Board in February 2020. Members of management then discussed, in separate sessions with representatives of Centerview Partners LLC (“Centerview”) and BofA Securities, Inc. (“BofA Securities”), the status of the Company’s ongoing collaboration process with the Potential Counterparties. The representatives of Centerview and BofA Securities, in separate sessions with the Company Board, reviewed their preliminary perspectives on the Company’s strategic opportunities and key drivers of interest among potentially interested parties. Representatives of Centerview and BofA Securities also discussed Wall Street research analysts’ financial forecasts for the Company. The Company Board authorized management and the financial advisors to continue to engage and negotiate with the Potential Counterparties with respect to a potential collaboration arrangement.
On or about August 10, 2020, Gilead, Party A, Party B and Party C submitted their preliminary proposals for a potential collaboration arrangement. Members of management updated the Company Board as to the terms of these proposals, and with the approval of the Company Board, continued to engage with representatives of Gilead, Party A, Party B and Party C. On or around August 20, 2020, the Company informed representatives of Gilead, Party A, Party B and Party C and their respective advisors that such party had progressed into the “second round” of the collaboration arrangement process and that they would be receiving access to certain confidential data, including certain confidential data from the ASCENT Study and a certain Phase 2 TROPHY study of Trodelvy which the Company planned to announce at the ESMO Virtual Congress 2020 (“ESMO”) scheduled for the week of September 14, 2020 (the “Study Data”). Throughout August and early September 2020, representatives of Gilead, Party A, Party B and Party C received access to additional due diligence materials (including the Study Data) and participated in additional management meetings and due diligence sessions hosted by the Company and had in-person meetings, follow-up calls and email exchanges with members of the Company’s management and representatives of Centerview and BofA Securities.
On September 7, 2020, representatives of Party A informed Dr. Aghazadeh and Mr. Malik that Party A intended to submit a written proposal to acquire the Company for $55.00 per share in cash. Dr. Aghazadeh apprised the Company Board of these communications, and later that day, the Company received a written proposal from Party A to acquire the Company for $55.00 per share in cash, financed through cash on hand and available resources. The proposal stated that Party A’s outstanding due diligence was limited to confirmatory diligence, which Party A anticipated completing in parallel with the negotiation of definitive transaction documents. The proposal also stated that Party A’s objective was to announce a transaction prior to market open on September 14, 2020, and that the offer price was contingent on announcing an agreement ahead of ESMO. On September 7, 2020, at the direction of the Company, a representative of Centerview informed a representative of Gilead that the Company had received an acquisition proposal from a third party and that the proposal was contingent on announcing an agreement prior to ESMO. Later in the afternoon on September 7, 2020, Dr. Aghazadeh had a discussion with Daniel O’Day, the Chairman and Chief Executive Officer of Gilead, who expressed to Dr. Aghazadeh that Gilead was also interested in pursuing an acquisition of the Company.

On September 8, 2020, Mr. O’Day contacted Dr. Aghazadeh to inform him that Gilead intended to, pending approval of the board of directors of Gilead, submit a written acquisition proposal for the Company on the following day. Also on September 8, 2020, the Company Board held a meeting to discuss the status of the Company’s discussions with certain Potential Counterparties. Dr. Aghazadeh described the recent developments, the terms of Party A’s proposal, and his expectation that Gilead would also submit a proposal to acquire the Company the following day. Representatives of Centerview and BofA Securities reviewed the Company’s discussions with Party A and Gilead, the respective financial profiles of Party A and Gilead and the financial terms of Party A’s proposal. The Company Board discussed the relative merits of Party A’s proposal, as well as the possibility of contacting Party B and Party C to ascertain their interest in pursuing a whole company transaction. The Company Board also considered whether to delay agreeing to a transaction until after the release of additional data with respect to Trodelvy at ESMO. It was the sense of the Company Board that, because Gilead, Party A, Party B and Party C already had received the Study Data, and could take account of it in the context of formulating any proposal to acquire the Company, maximizing value to the Company’s shareholders would be better served by leveraging credible offers from multiple parties to reach an agreement on an accelerated timeline that Party A and Gilead had both indicated they were prepared to meet, rather than a more drawn out process that could result in failure to reach any agreement. However, the Company Board determined to hold off on making firm decisions as to the process until the Company had received and reviewed Gilead’s proposal. On the evening of September 8, 2020, Party A delivered draft transaction documents to Wachtell, Lipton, Rosen & Katz, the Company’s outside counsel (“Wachtell Lipton”).
On September 9, 2020, Mr. O’Day spoke to Dr. Aghazadeh to convey Gilead’s preliminary, non-binding proposal to acquire the Company for $82.00 per share and followed up with the written proposal. The proposal indicated that Gilead anticipated financing the transaction through a combination of cash on hand and readily available funds and that Gilead’s remaining due diligence would be confirmatory in nature. Mr. O’Day indicated to Dr. Aghazadeh that Gilead wished to finalize a transaction within the coming days. On the night of September 9, 2020, Gilead delivered to the Company and its financial advisors a draft merger agreement.
On September 9, 2020, following receipt of Gilead’s proposal and at the direction of the Company, representatives of Centerview informed representatives of Party A that its proposal was substantially below that of another party. Throughout the evening on September 9, 2020, representatives of Centerview and Party A then had several discussions, during which the representatives of Party A indicated that Party A may be willing to consider submitting an increased proposal, potentially in the range of the mid to high $60s per share.
On September 10, 2020, with the approval of the Board, Dr. Aghazadeh reached out to the Chief Executive Officer of Party B to inform him of the fact that the Company had received two acquisition proposals. Dr. Aghazadeh stated that, in the event the Company decided to not pursue a whole company transaction with either of the parties, it would likely remain interested in resuming discussions regarding a potential collaboration arrangement with Party B, but that otherwise the Company was focused on finalizing a whole company sale and that if Party B was interested in pursuing such a transaction it should let the Company know as soon as possible. Dr. Aghazadeh noted that the two other parties had received a similar level of due diligence as Party B, which they had substantially completed, and were working towards finalizing a merger agreement with the Company by September 14, 2020. Party B’s Chief Executive Officer stated that he would contact Dr. Aghazadeh if Party B was interested in engaging on a potential whole company transaction. Following this call, a representative of Party B reached out to a representative of Centerview, and Centerview reiterated the message delivered by Dr. Aghazadeh: that the Company had received two acquisition proposals and that, if Party B was interested in an acquisition of the whole company, it should let Centerview know as soon as possible. A representative of Party B subsequently reached out to the Company to further emphasize Party B’s interest in a collaboration transaction, but did not indicate that Party B would be making any acquisition proposal.
A special meeting of the Company Board was convened in the afternoon of September 10, 2020. Dr. Aghazadeh provided an overview of the recent developments. Representatives of Centerview and BofA Securities summarized the key terms of Party A’s and Gilead’s proposals and reviewed the valuations of the Company implied by each proposal. Representatives of Wachtell Lipton also provided an overview of the draft transaction documents delivered by Party A and Gilead, noting that the terms proposed in Gilead’s initial draft merger agreement were more favorable to the Company than those reflected in Party A’s proposed agreement and were more likely to result in the parties being able to quickly reach a mutually acceptable final form of merger agreement. While the Company Board did not rule out the possibility that Party A would revise its offer, it was the sense of the Company Board that, in light of the price and merger agreement terms that Gilead proposed, the level of due diligence it had completed and the level of interest it had shown in the Company, Gilead was the party most likely to finalize a transaction with the Company on attractive terms in an expeditious manner. The participants in the meeting also discussed the conversations with representatives of Party B, and whether Party C should be contacted to ascertain its potential interest in a whole company transaction. In light of the fact that Party C had undertaken less due diligence and shown a lower level of interest than Gilead, Party A and Party B during the collaboration process, the Company Board concluded that Party C would be unlikely to complete due diligence for an acquisition of the Company on an accelerated timeline or be willing to offer a price that would be competitive with the proposal submitted by Gilead. Accordingly, the Company Board determined not to contact Party C, and that the Company should focus its efforts on negotiating the terms of a transaction with Gilead. The Company Board also discussed the possibility of requesting Gilead to increase its proposal price to above $82.00 per share. Dr. Aghazadeh suggested that he call Mr. O’Day to propose that Gilead increase its contemplated purchase price in exchange for a 72-hour commitment on the part of the Company to exclusively negotiate a transaction with Gilead. The Company Board authorized Dr. Aghazadeh to proceed on this basis.
Dr. Aghazadeh called Mr. O’Day later on September 10, 2020 to offer an exclusivity agreement through September 13, 2020 in exchange for an increase in the purchase price from $82.00 per share to $90.00 per share. Based on publicly available information regarding the number of outstanding shares and equity awards of the Company, Mr. O’Day contacted Dr. Aghazadeh to propose an increased purchase price of $87.00 per share, to which Dr. Aghazadeh countered with a proposal of $88.00 per share. After negotiations, Mr. O’Day and Dr. Aghazadeh agreed on $88.00 per share and that the exclusivity period would run until the morning of September 14, 2020, after which Dr. Aghazadeh updated the Company Board and the Company entered into the Exclusivity Agreement. The Company provided representatives of Gilead, Davis Polk & Wardwell LLP, Gilead’s outside counsel (“Davis Polk”), and Lazard Freres & Co. LLC, financial advisor to Gilead, with access to additional diligence materials in the virtual data room.
On September 11, 2020, Wachtell Lipton delivered a revised draft of the merger agreement to Davis Polk. In the subsequent 48 hours, representatives of Wachtell Lipton, the Company, Gilead and Davis Polk exchanged further revised drafts of the merger agreement with each other and participated in calls to discuss the remaining open issues, including the efforts required of the parties to obtain regulatory approvals, the size of the termination fee payable to Gilead in connection with the termination of the merger agreement in certain circumstances, the interim operating restrictions and the provisions relating to employees. Representatives of the Company, Gilead and Davis Polk also held a due diligence call on September 11, 2020 and, in the subsequent 48 hours, exchanged emails and questions in connection with Gilead’s confirmatory due diligence.
At 12:00 p.m., Eastern Time on September 12, 2020, the Company Board held a special meeting together with its financial and legal advisors. Mr. Malik reviewed the financial forecasts that had been prepared by management and on the basis of which the Company’s financial advisors would render their respective opinions with respect to the fairness of the proposed transaction (for additional detail, see “—Management Projections”). Dr. Aghazadeh also provided an update on the status of the ongoing discussion between the Company and Gilead, and noted that a financial media outlet planned to publish an article reporting the possibility of a transaction between the Company and Gilead later that day. Dr. Aghazadeh stated that he and representatives of Gilead believed that the parties should work expeditiously towards finalizing the terms of the merger agreement so that they could be in a position to announce a transaction on September 13, 2020. The Company Board approved working towards this timeline. Later in the afternoon of September 12, 2020, the financial media reported speculation regarding Gilead acquiring the Company for more than $20 billion.
At 3:00 p.m., Eastern Time on September 12, 2020, a special meeting of the Company Board was convened. Representatives of Centerview and BofA Securities summarized the various discussions that had transpired over the course of the prior days between the representatives of the Company and representatives of Gilead, Party A and Party B, respectively. The representatives of Centerview and BofA Securities then reviewed their respective financial analyses of the proposed transaction. The representatives of Wachtell Lipton also provided an overview of the merger agreement, which they indicated was in substantially final form, and summarized the resolutions proposed to be adopted by the Company Board to approve the transaction. After an adjournment, the special meeting of the Company Board was called back to order at 5:00 p.m., Eastern Time. Prior to the time that representatives of the financial advisors joined the meeting, a representative of Wachtell Lipton reviewed the relationship disclosure letters made available by the financial advisors prior to the meeting. Representatives of Centerview and BofA Securities then joined the meeting. Representatives of Centerview rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 12, 2020 that, as of that date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the merger consideration to be paid to the stockholders of the Company (other than as specified in such opinion) pursuant to the merger agreement was fair, from a financial point of view, to such holders. Representatives of BofA Securities then delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated September 12, 2020, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be received by the stockholders of the Company (other than holders of Excluded Shares (as defined in the merger agreement)), was fair, from a financial point of view, to such holders. A representative of Wachtell Lipton summarized the terms of the proposed final form of the merger agreement and reviewed the Company Board’s fiduciary duties under Delaware law in connection with a potential sale of the Company. The Company Board unanimously approved the merger agreement and resolved to recommend that the stockholders of the Company accept the offer and tender their shares to Gilead pursuant to the offer.
Following the completion of the board meeting, Davis Polk and Wachtell Lipton finalized the merger agreement, including by entering the number of outstanding options provided by the Company into the applicable representation and warranty in the merger agreement.
Shortly after midnight Eastern Time on September 13, 2020, the Company, Gilead and Purchaser executed a final merger agreement.
The Company and Gilead issued a press release announcing the transaction in the afternoon of September 13, 2020.
Following the approval and execution of the Merger Agreement, it was determined that the fully diluted share count used by Centerview and BofA Securities in connection with their financial analyses included performance stock options that were not outstanding, representing less than 0.3% of the total fully-diluted shares. Centerview and BofA Securities thereafter provided to the Company Board, for informational purposes, revised financial analyses as of September 12, 2020, reflecting the corrected fully diluted share count. See “— Opinions of the Company’s Financial Advisors”. Centerview confirmed to the Company Board that, if Centerview had used the corrected number of fully-diluted shares in performing its financial analyses presented to the Company Board on September 12, 2020, it would not have impacted the conclusion set forth in the opinion delivered by Centerview to the Company Board on September 12, 2020, as described below under the caption “— Opinion of Centerview Partners LLC”. BofA Securities confirmed to the Company Board that, if BofA Securities had used the corrected number of fully-diluted shares in performing its financial analyses presented to the Company Board on September 12, 2020, it would not have impacted the conclusion set forth in the opinion delivered by BofA Securities to the Company Board on September 12, 2020, as described below under the caption “— Opinion of BofA Securities, Inc.”.
Reasons for the Company Board’s Recommendation
The Company Board, with the assistance of management and the Company’s legal and financial advisors, evaluated the Merger Agreement and the Transactions. The Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In the course of reaching its recommendation, the Company Board considered a number of material factors relating to the Merger Agreement and the Transactions, each of which the Company Board believed supported its decision, including the following, which are not necessarily listed in order of relative importance:
•
Premium to Market Price. The Company Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $88.00 per Share represents a substantial and compelling premium to historical market prices of the Shares, including a 108% premium to the closing price of the Shares on September 11, 2020, the last full trading day before the announcement of the Merger Agreement, and a 111% premium to the volume-weighted average closing price for the Shares for the 30-day period ended on September 11, 2020.

•
Certainty of Value. The Company Board considered that the Offer Price and the Merger Consideration are all cash, so that the Transactions provide certainty, immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy.

•
Best Strategic Alternative for Maximizing Stockholder Value. After a thorough review of strategic alternatives and discussions with management and the Company’s financial and legal advisors, the Company Board determined that the Offer Price is more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

◦
The Company Board considered: (i) the activities conducted by the Company through the course of 2020 to identify and contact potential counterparties for a global licensing and collaboration partnership for its key product candidate, Trodelvy, including the Company’s invitation to the Potential Counterparties to participate in a process; (ii) the opportunity of such Potential Counterparties to have expressed interest in a broader strategic transaction such as the Offer and the Merger; and (iii) the fact that this process resulted in four of the Potential Counterparties submitting proposals for a licensing and collaboration arrangement, none of which the Company Board considered as attractive as Gilead’s whole company acquisition proposal, and that only two of the parties — Gilead and Party A — submitted proposals to the Company for a whole company transaction.

◦
The Company Board also considered the course and history of the Company’s discussions and competitive negotiations following the receipt of acquisition proposals from Gilead and Party A, including: (i) the fact that Party A’s offer to acquire the Company for $55.00 per share (even taking into account Party A’s indication that it might have been willing to consider submitting an increased proposal) was significantly lower than Gilead’s offer; (ii) the fact that Party B did not further engage with the Company following the Company’s outreach to Party B after the receipt of Gilead’s acquisition proposal; (iii) the risk that broader outreach to other strategic counterparties could delay a potential transaction and cause significant disruption to the Company, putting at risk a transaction with Gilead at the price and terms negotiated; and (iv) the fact that the Company Board did not accept the initial $82.00 per share proposal made by Gilead and did not determine to enter into a merger agreement with Gilead until such offer had been increased to $88.00 per share, together with the Company Board’s belief that it had obtained Gilead’s best and final offer and that it was unlikely that any other party would be willing to acquire the Company at a higher price.

◦
The Company Board also carefully evaluated, with the assistance of legal and financial advisors and members of management, the risks and potential benefits associated with other strategic or financial alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the Company Board considered:

▪
an assessment of the Company’s business, assets (including pipeline assets), prospects, competitive position, regulatory landscape, historical and projected financial performance, short and long term capital needs and the nature of the industries in which the Company competes; and

▪
the risks associated with the Company’s business and remaining a standalone public company, including: (i) the risks and costs associated with a successful launch and commercialization of Trodelvy by the Company; (ii) the risks related to achieving full FDA approval for Trodelvy for the treatment of patients with mTNBC and the Company’s development of Trodelvy for additional indications, together with other relevant regulatory approvals; (iii) the risks related to the development and commercialization of the Company’s broader portfolio of products and product candidates, including risks related to commercialization outside of the United States; (iv) the risks related to the Company’s investments and efforts to scale up its global supply chains; (v) other risks generally inherent in the development and commercialization of products for oncology and other diseases; and (vi) other factors affecting the revenues and profitability of biotechnology products generally.

•
Likelihood and Speed of Consummation. The Company Board considered the likelihood of completion of the Transactions, including the Offer and the Merger, to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•
the conditions to the Offer and the Merger being specific and limited;

•
the absence of any financing condition in the Merger Agreement;

•
the size and financial strength of Gilead, and Gilead’s ability to fund the Offer Price;

•
the absence of significant impediments to receiving the requisite regulatory approvals;

•
the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Gilead and Purchaser;

•
the fact that the Offer and the Merger are not subject to the conditionality and execution risk of any required approval by Gilead’s stockholders; and

•
the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before our stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•
Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Company Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

•
the Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•
the provision of the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of approximately $732 million, which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•
the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or intervening event.

•
Fairness Opinions from Centerview and BofA Securities. The Company Board considered the (i) respective financial analysis presentations of Centerview and BofA Securities, (ii) the opinion of

Centerview rendered to the Company Board on September 12, 2020, which was subsequently confirmed by delivery of a written opinion dated September 12, 2020 that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, and (iii) the opinion of BofA Securities, dated September 12, 2020, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be received by the stockholders of the Company (other than holders of Excluded Shares (as defined in the merger agreement)), was fair, from a financial point of view, to such holders. See below under “— Opinions of the Company’s Financial Advisors” for more information. The full text of the written opinions of Centerview and BofA Securities, each dated September 12, 2020, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, have been included as Annex A and Annex B, respectively, to this Schedule 14D-9 and are incorporated herein by reference.
•
Availability of Appraisal. The Company Board also considered the availability of appraisal rights under Delaware law to holders of shares of common stock who do not tender their Shares in the Offer and comply with all of the required procedures under Delaware law, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

The Company Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:
•
the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•
the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger;

•
the risk of incurring substantial expenses related to the Offer and the Merger;

•
the risk that any conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Transactions are not completed;

•
the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company’s employees and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause partners and others to seek to change existing business relationships with the Company;

•
the possibility that under certain circumstances, the Company may be required to pay Gilead a termination fee of approximately $732 million;

•
the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•
the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

•
various other risks associated with the Merger and the business of the Company, as more fully described below under the caption “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

The Company Board concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Transactions were outweighed by the potential benefits of the Transactions.

The foregoing discussion of the Company Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material factors considered by the Company Board in connection with its recommendation. In view of the wide variety of reasons considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.
The foregoing description of the consideration by the Company Board of the reasons supporting the Merger Agreement and Transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements”.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, the directors, executive officers, affiliates and subsidiaries of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Management Projections
The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of a proposed transaction, at the direction of the Company Board, management of the Company prepared certain non-public, unaudited prospective financial information for fiscal years 2020 through 2034 (the “Projections”). The Projections were provided to the Company Board in considering, analyzing and evaluating the Transactions. In addition, the Projections were provided to Centerview and BofA Securities, the Company’s financial advisors, and were relied upon by Centerview and BofA Securities in connection with the rendering of their respective fairness opinions to the Company Board and in performing the related financial analyses as described in “—Opinions of the Company’s Financial Advisors” and were the only financial projections with respect to the Company used by Centerview and BofA Securities in performing such financial analyses. The Projections were not provided to Gilead (other than selected forecasts through 2023) or any of the other Potential Counterparties.
The Company is summarizing the Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Company Board for purposes of considering and evaluating Gilead’s proposal. The Company makes and has made no representation to Gilead or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.
The Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company management at the time the Projections were created.
Cautionary Note About the Projections
The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to the Company’s products and product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for Trodelvy and the Company’s other products and product candidates. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of achieving full FDA approval for Trodelvy for the treatment of patients with mTNBC based on the Company’s confirmatory data for Trodelvy and the Company’s development of Trodelvy for additional indications, the risks related to the Company’s investments and efforts to scale up its global supply chains and the impact thereof on gross margins, clinical trials (including the funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), regulatory applications and related timelines, including the filing and approval timelines for BLAs and BLA supplements, out-licensing arrangements, forecasts of future operating results, potential collaborations, capital raising activities, and the timing for bringing any product candidate to market, the factors described under “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.
Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of Trodelvy or any of its other products or product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the Projections cover a long period of time, the Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s products and product candidates.
In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections.   The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates or the overall future performance of the Company. The Projections were prepared based on the Company’s continued operation as a standalone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are thus subject to interpretation.
The Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Company Board and to Centerview and BofA Securities to evaluate the transactions contemplated by the Merger Agreement. The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Projections may not be comparable to similarly titled measures used by other companies. The Company has not provided reconciliations of the non-GAAP Projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of the Company’s management, the Projections were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation.
THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.
The Projections were prepared in September 2020 by the Company management based on their assumptions about the Company’s continued operation as a standalone, publicly traded company. The projections reflect a risk-adjusted outlook, based on certain internal assumptions about the probability of technical success and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to the Company’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.
The Projections were relied upon by Centerview and BofA Securities as the basis for the rendering of their respective fairness opinions described in “—Opinions of the Company’s Financial Advisors” (and were the only financial projections with respect to the Company used by Centerview and BofA Securities in rendering their respective opinions).
Management Projections
(Amounts in Millions)
	Fiscal Year Ending December 31,
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Total Net Revenue	$187	$823	$1,522	$2,239	$3,612	$4,673	$5,715	$6,489	$7,026	$7,395	$7,694	$7,913	$8,115	$8,347	$5,969
Memo: Total Net Revenue Excl. One-Time Everest Milestones(1)	$187	$758	$1,522	$2,219	$3,586	$4,658	$5,695	$6,489	$7,001	$7,395	$7,694	$7,913	$8,115	$8,347	$5,969
Memo: Total Net Revenue Incl. Outbound RP/TSRI Royalties(2)	$177	$787	$1,452	$2,141	$3,475	$4,521	$5,552	$6,314	$6,843	$7,206	$7,499	$7,714	$7,913	$8,141	$5,969
Gross Profit	$166	$702	$1,260	$1,949	$3,276	$4,257	$5,209	$5,912	$6,398	$6,735	$7,009	$7,210	$7,398	$7,613	$5,579
Total R&D Expense	$(231)	$(273)	$(377)	$(494)	$(446)	$(533)	$(592)	$(671)	$(696)	$(702)	$(694)	$(667)	$(630)	$(589)	$(409)
Total S&M Expense	$(57)	$(112)	$(166)	$(208)	$(368)	$(442)	$(554)	$(647)	$(686)	$(709)	$(721)	$(716)	$(702)	$(689)	$(489)
Total G&A Expense	$(54)	$(107)	$(213)	$(271)	$(353)	$(363)	$(446)	$(501)	$(531)	$(549)	$(558)	$(557)	$(549)	$(542)	$(425)
EBIT(3)	$(176)	$210	$504	$976	$2,110	$2,918	$3,617	$4,093	$4,486	$4,775	$5,035	$5,270	$5,516	$5,793	$4,256

(1)
“EBIT” is earnings before interest expenses and taxes.

(2)
Excludes one-time milestone payments under the Everest License Agreement.

(3)
Includes one-time milestone payments under the Everest License Agreement and outbound royalty payments and milestone payments by the Company pursuant to its existing license agreement with The Scripps Research Institute and Royalty Pharma.

The following is a summary of the unlevered free cash flows for the periods presented, which were calculated based on the Projections and other Company management projected financial information, as earnings before interest expenses and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital. The unlevered free cash flow values in the table below do not show the effect of NOL usage.
	Fiscal Year Ending December 31,
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Unlevered Free Cash Flow(1)	$(197) for FY’20/ $(49) for Q4’20	$143	$362	$721	$1,580	$2,201	$2,735	$3,099	$3,401	$3,624	$3,825	$4,008	$4,199	$4,414	$3,229

(1)
“uFCF” is EBIT less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures. Excludes impact of net operating losses. Calculation assumes a tax rate of 21%.

Opinions of the Company’s Financial Advisors
Opinion of Centerview Partners LLC
The Company retained Centerview Partners LLC as financial advisor to the Company Board in connection with the proposed Transactions. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Dissenting Shares and (ii) Shares held by the Company (or held in the Company’s treasury) or by Gilead, Purchaser or any other direct or indirect wholly owned subsidiary of Gilead (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Gilead, are collectively referred to as “Excluded Shares” throughout this section)) of the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On September 12, 2020, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated September 12, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the tender offer or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement, dated September 12, 2020, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•
the Annual Report on Form 10-K of the Company for the year ended December 31, 2019, and for the years ended June 30, 2018 and June 30, 2017;

•
the Transition Report on Form 10-K of the Company for the transition period from July 1, 2018 to December 31, 2018;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•
certain publicly available research analyst reports for the Company;

•
certain other communications from the Company to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the tender offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated September 12, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Gilead, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before

September 11, 2020 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company:
2024E EV/Revenue Multiple
• Alnylam Pharmaceuticals, Inc.	5.0x
• argenx SE	4.7x
• BioMarin Pharmaceutical Inc.	3.6x
• Genmab A/S*	8.7x
• Incyte Corporation	3.8x
• Neurocrine Biosciences, Inc.	3.8x
• Sarepta Therapeutics, Inc.	2.9x
• Seattle Genetics, Inc.	6.1x
Median	3.8x

*
Excluded from summary statistics.

Although none of the companies used in this analysis is directly comparable to the Company, the selected companies listed above were chosen by Centerview, among other reasons, because they are publicly traded commercial or late-stage biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Using publicly available information obtained from SEC filings and other data sources as of September 11, 2020, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2024.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 4.0x to 6.0x 2024E revenue multiples (“2024E EV/Revenue Trading Multiples”) to apply to the Company’s (i) Wall Street research analyst consensus estimated revenue for calendar year 2024 and (ii) revenue for calendar year 2024 set forth in the Projections, excluding one-time milestones. In selecting this range of 2024E EV/Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2024E EV/Revenue Trading Multiples to the Company’s (i) Wall Street research analyst consensus estimated revenue of $1,822 million for calendar year 2024 and adding to it the Company’s estimated net cash as of September 30, 2020 of $890 million, as set forth in the Internal Data, and dividing the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management), resulted in an implied per share equity value range for the Shares of approximately $34.75 to $50.00, rounded to the nearest $0.05, and (ii)  revenue for calendar year 2024 set forth in the Projections, excluding one-time milestones, of $3,586 million under the Projections and adding to it the Company’s estimated net cash as of September 30, 2020 of $890 million, as set forth in the Internal Data, and dividing the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management), resulting in an implied per share equity value range for the Shares of approximately $64.25 to $94.25, rounded to the nearest $0.05. Centerview then compared the results of the above analyses to the Offer Price of $88.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Selected Precedent Transactions Analysis
Centerview reviewed and analyzed certain information relating to selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. These transactions were:
Date Announced	Target	Acquiror	Transaction Value/Four-Year Forward Revenue Multiple
06/17/2019	Array BioPharma Inc.	Pfizer Inc.	9.5x
01/07/2019	Loxo Oncology, Inc.	Eli Lilly and Company	10.7x
12/03/2018	TESARO, Inc.	GlaxoSmithKline plc	5.7x
04/09/2018	AveXis, Inc.	Novartis AG	12.7x
08/28/2017	Kite Pharma, Inc.	Gilead Sciences, Inc.	10.7x
08/22/2016	Medivation, Inc.	Pfizer Inc.	7.8x
03/04/2015	Pharmacyclics, Inc.	AbbVie Inc.	7.1x
08/25/2013	Onyx Pharmaceuticals, Inc.	Amgen Inc.	4.7x
Although no company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions, the companies included in the selected transactions above were selected, among other reasons, because they have certain business, operational, and/or financial characteristics that, for the purposes of this analysis, may be considered similar to those of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in business, operational, and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.
Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value of common equity determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding the value of any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s Wall Street research analyst consensus estimated four-year forward revenue at the time of the transaction announcement.
The results of this analysis are summarized as follows:
Transaction Value/Revenue Multiple Implied Four-Year Forward Revenue Multiple
Median	8.6x

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, Centerview applied a range of 5.0x to 8.0x of implied four-year forward revenue multiples derived from the selected precedent transactions (“Four-Year Forward EV/Revenue Transaction Multiples”) to the Company’s (i) four-year forward Wall Street research analyst consensus estimated revenue of $1,648 million and added to it the Company’s estimated net cash as of September 30, 2020 of $890 million, and divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management), which resulted in an implied per share equity value range for the Shares of approximately $38.75 to $59.40, rounded to the nearest $0.05 and (ii)  four-year forward revenue set forth in the Projections, excluding one-time milestones, of $3,245 million under the Projections, and added to it the Company’s estimated net cash as of September 30, 2020 of $890 million, and divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management), which resulted in an implied per share equity value range for the Shares of approximately $72.10 to $112.80, rounded to the nearest $0.05. Centerview then compared the results of the above analyses to the Offer Price of $88.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2020 using discount rates ranging from 9.0% to 11.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2020 and ending on December 31, 2034, utilized by Centerview based on the Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2034 at a rate of free cash flow decline of 30.0% year-over-year for Trodelvy and IMMU-130, increase 5% year-over-year in perpetuity for the Company’s SN-38 antibody-drug conjugate platform and increase 3% year-over-year for other corporate items, and (iii) tax savings of $44 million, $106 million and $70 million for the years 2021-2023, respectively, from usage of the Company’s federal net operating losses and research and development tax credits as of December 31, 2019 and future losses, and (b) adding to the foregoing results the Company’s estimated net cash of $890 million as of September 30, 2020, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management) as of September 9, 2020 as set forth in the Internal Data, resulting in a range of implied equity values per Share of $74.70 to $88.05, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Offer Price of $88.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Following execution of the Merger Agreement on September 12, 2020, it was determined that the fully diluted share count used by Centerview in connection with its financial analysis of the Merger Consideration included performance stock options that were not outstanding, representing less than 0.3% of the total fully-diluted shares. Centerview thereafter provided to the Company Board, for informational purposes, revised financial analyses as of September 12, 2020 reflecting the Company’s corrected fully-diluted share count, which resulted in an increase of $0.05 to $0.15 in the low end of the implied per Share equity value ranges and an increase of $0.05 to $0.25 in the high end of the implied per Share equity value ranges, for the selected companies analysis, the selected transactions analysis and the discounted cash flow analysis. Specifically, the revised financial analyses resulted in an implied per share equity value range for the Shares of approximately (i) $34.80 to $50.05 and $64.40 to $94.45 in the case of the Selected Public Company Analysis comparing the range of 2024E EV/Revenue Trading Multiples to the Company’s Wall Street research analyst estimated revenue for calendar year 2024, and the revenue for calendar year 2024 set forth in the Projections (excluding one-time Everest milestones), respectively, (ii) $38.80 to $59.50 and $72.25 to $113.05 in the case of the Selected Precedent Transactions Analysis comparing the Four-Year Forward EV/Revenue Transaction Multiples to the Company’s four-year forward Wall Street research analyst consensus estimated revenue, and the four-year forward revenue set forth in the Projections (excluding one-time Everest milestones), respectively, and (iii) $74.85 to $88.20 in the case of the Discounted Cash Flow Analysis, in each case rounded to the nearest $0.05. Centerview confirmed to the Company Board that, if Centerview had used the corrected number of fully-diluted shares in performing its financial analyses presented to the Company Board on September 12, 2020, it would not have impacted the conclusion set forth in the opinion delivered by Centerview to the Company Board on September 12, 2020, as described above under the caption “—Background of the Merger”.
Other Factors
Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical Stock Price Trading Analysis.   Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended September 11, 2020 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Shares during such period of approximately $9.40 to $44.56 per Share.

•
Analyst Price Target Analysis.   Centerview reviewed stock price targets for the Shares in Wall Street research analyst reports publicly available as of September 11, 2020, which indicated low and high stock price targets for the Company ranging from $40.00 to $60.00 per share.

•
Premiums Paid Analysis.   Centerview reviewed an analysis of premiums paid in the selected biopharmaceutical transactions, as set forth above in “— Opinion of the Company’s Financial Advisors — Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a reference range of 40% to 80% to the Company’s closing stock price on September 11, 2020 (the last trading day before the public announcement of the Transactions) of $42.25, which resulted in an implied price range of approximately $59.15 to $76.05 per Share, rounded to the nearest $0.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Gilead and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview has not been engaged to provide financial advisory or other services to the Company, and Centerview has not received any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview has been engaged to provide financial advisory services to Gilead, including in connection with Gilead’s 10-year global research and development collaboration agreement with Galapagos NV in 2019, and Centerview has received between $3 million and $8 million in compensation from Gilead for work performed during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Gilead or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Gilead, or any of their respective affiliates, or any other party that may be involved in the Transactions.
The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $58 million, $1 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Opinion of BofA Securities, Inc.
The Company has retained BofA Securities to act as a financial advisor in connection with the Transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected BofA Securities to act as a financial advisor in connection with the Transactions on the basis of BofA Securities’ experience in transactions similar to the Transactions, its reputation in the investment community and its familiarity with the Company and its business.
On September 12, 2020, at a meeting of the Company Board held to evaluate the Transactions, BofA Securities delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion, dated September 12, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Merger Consideration to be received by holders of the Shares (other than holders of Excluded Shares (as defined in the Merger Agreement)) was fair, from a financial point of view, to such holders.
The full text of BofA Securities’ written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the Company Board for the benefit and use of the Company Board (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. BofA Securities’ opinion does not address any terms or other aspects or implications of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or any of its affiliates or in which the Company or any of its affiliates might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Securities’ opinion does not address any other aspect or implication of the Transactions and does not constitute an opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or how any stockholder should vote or act in connection with the Transactions or any other matter.
In connection with rendering its opinion, BofA Securities has, among other things:
(1)
reviewed certain publicly available business and financial information relating to the Company;

(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with BofA Securities by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company, referred to in this section as the Company management forecasts;

(3)
reviewed and discussed with the management of the Company its estimates of the amount and utilization of certain net operating losses of the Company, referred to in this section as the “Company NOLs”;

(4)
discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(5)
discussed with the management of the Company its assessments as to the product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product candidates;

(6)
reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

(7)
compared certain financial and stock market information of the Company with similar information of other companies BofA Securities deemed relevant;

(8)
compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

(9)
reviewed a draft, dated September 11, 2020, of the Merger Agreement, referred to in this section as the Draft Agreement; and

(10)
performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Securities, and relied upon the assurances of the management of the Company that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company management forecasts and the Company NOLs, BofA Securities was advised by the Company, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good-faith judgments of the management of the Company as to the future financial performance of the Company and other matters covered thereby. BofA Securities also relied, at the direction of the Company, on the assessments of the management of the Company as to the ability to utilize the Company NOLs and was advised by the Company, and has assumed, at the direction of the Company, that such Company NOLs will be utilized in the amounts and at the times projected. BofA Securities also relied, at the direction of the Company, on the assessments of the management of the Company as to the product candidates of the Company, including the likelihood of technical, clinical and regulatory success of such product candidates. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or any other entity, nor did it make any physical inspection of the properties or assets of the Company or any other entity. BofA Securities also did not evaluate the solvency or fair value of the Company, Gilead or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of the Company, that the Transactions would be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on the Company or any other entity or the contemplated benefits of the Transactions. BofA Securities also assumed, at the direction of the Company, that the final executed Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Securities.
BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Transactions (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions or any terms or other aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transactions or otherwise. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of the Shares (other than holders of Excluded Shares (as defined in the Merger Agreement)), and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transactions or any related entities, or class of such persons, relative to the Merger Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Transactions. BofA Securities did not express any view or opinion with respect to, and it relied, with the consent of the Company, upon the assessments of the Company and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to the Company or any other entity and the Transactions (including the contemplated benefits thereof) as to which it understood that the Company obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer, or how any stockholder should vote or act in connection with the Transactions or any other matter. Except as described in this summary, the Company imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.
BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. BofA Securities noted that the credit, financial and stock markets have been experiencing unusual volatility and BofA Securities expressed no opinion or view as to any potential effects of such volatility on the Company, Gilead or the Transactions. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities.
The discussion set forth below in the section entitled “— Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.
Summary of Material Company Financial Analyses
Selected Publicly Traded Companies Analysis.   BofA Securities reviewed publicly available financial and stock market information for the Company and 11 publicly traded biopharmaceuticals companies with marketed assets. The selected publicly traded companies and the Wall Street research analyst consensus estimates of calendar year 2024 probability-of-success adjusted (referred to in this section as “risk-adjusted”)

net revenues for the applicable company (referred to in this section as “2024 PoS Adjusted Public Company Revenue Multiples”) were as follows:
Selected Companies	2024 PoS Adjusted Public Company Revenue Multiples
ACADIA Pharmaceuticals Inc.	2.34x
Agios Pharmaceuticals, Inc.	2.21x
BeiGene, Ltd.	6.83x
Deciphera Pharmaceuticals, Inc.	2.97x
Epizyme, Inc.	1.65x
Genmab A/S	8.32x
Global Blood Therapeutics, Inc.	2.29x
Incyte Corporation	3.77x
MorphoSys AG	3.31x
Sarepta Therapeutics, Inc.	3.40x
Seattle Genetics, Inc.	5.90x
BofA Securities reviewed, among other things, the enterprise values for each of the selected companies, calculated by multiplying the closing share price of each applicable company as of September 11, 2020 by the number of fully diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings) and assuming dilution for all outstanding convertible debt securities on a net share settlement basis, and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a 2024 PoS Adjusted Public Company Revenue Multiple for the applicable company. BofA Securities then applied 2024 PoS Adjusted Public Company Revenue Multiples of 3.00x to 5.00x derived from the selected publicly traded companies to the Company’s calendar year 2024 estimated risk-adjusted revenue, including royalties and milestone payments received from Everest Medicines II Limited and royalty payments to RPI Finance Trust and The Scripps Research Institute. BofA Securities then calculated an implied equity value per Share reference range for the Company by adding to this range of implied enterprise values an estimate of the net cash of the Company as of September 30, 2020, as provided by the Company management, and dividing the result by the number of fully diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the Company management). Estimated financial data of the selected companies were based on their public filings and publicly available Wall Street research analysts’ estimates. Estimated financial data of the Company were based on the Company management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Merger Consideration:
Implied Per Share Equity Value Reference Range for the Company	Consideration
$47.85 – $76.90	$88.00
No company used in this analysis is identical or directly comparable to the Company. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.
Selected Precedent Transactions Analysis.   BofA Securities reviewed, to the extent publicly available, financial information relating to eight selected transactions involving publicly traded biopharmaceuticals companies with marketed oncology or rare disease assets with transaction values ranging from approximately $5 billion to approximately $20 billion since 2013. The selected precedent transactions and their risk-adjusted net revenue multiples for the fourth calendar year following the year in which the applicable transaction was announced (referred to in this section as “CY+4 PoS Adjusted Transaction Revenue Multiples”) were as follows:

Acquiror	Target	CY+4 PoS Adjusted Transaction Revenue Multiples
AbbVie Inc.	Pharmacyclics, Inc.	4.28x
Amgen Inc.	Onyx Pharmaceuticals, Inc.	4.29x
Eli Lilly and Company	Loxo Oncology, Inc.	10.46x
Gilead Sciences, Inc.	Kite Pharma, Inc.	5.40x
GlaxoSmithKline plc	TESARO, Inc.	3.45x
Novartis AG	AveXis, Inc.	7.34x
Pfizer Inc.	Array BioPharma Inc.	9.89x
Pfizer Inc.	Medivation, Inc.	5.64x
BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as publicly disclosed prior to the announcement of the applicable transaction, as CY+4 PoS Adjusted Transaction Revenue Multiples, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction. Based on its review of the CY+4 PoS Adjusted Transaction Revenue Multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied CY+4 PoS Adjusted Transaction Revenue Multiples of 4.40x to 6.60x derived from the selected precedent transactions to the Company’s calendar year 2024 estimated risk-adjusted revenue, including royalties and milestone payments received from Everest Medicines II Limited and royalty payments to RPI Finance Trust and The Scripps Research Institute. BofA Securities then calculated an implied equity value per Share reference range for the Company by adding to this range of implied enterprise values an estimate of the net cash of the Company as of September 30, 2020, as provided by the Company management, and dividing the result by the number of fully diluted Shares outstanding (calculated on a treasury stock method basis, based on information provided by the Company management). Estimated financial data of the selected transactions were based on public filings made in connection with the applicable transaction. Estimated financial data of the Company were based on the Company management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Merger Consideration:
Implied Per Share Equity Value Reference Range for the Company	Consideration
$68.20 – $100.15	$88.00
No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company and the Transactions were compared.
Discounted Cash Flow Analysis.   BofA Securities performed a sum-of-the-parts discounted cash flow analysis of the Company to calculate a range of implied present values per Share by calculating the estimated present value of each of the following for the period from October 1, 2020 through December 31, 2034, each as provided in the Company management forecasts: (i) the gross profit expected to be generated by the Company for Trodelvy in metastatic triple negative breast cancer (or mTNBC), (ii) the gross profit expected to be generated by the Company for Trodelvy in metastatic urothelial cancer (or mUC), (iii) the gross profit expected to be generated by the Company for Trodelvy in estrogen receptor positive metastatic breast cancer (or ER+ mBC), (iv) the gross profit expected to be generated by the Company for Trodelvy in metastatic non-small cell lung cancer (or mNSCLC), (v) the gross profit expected to be generated by the Company for other Trodelvy indications (including head and neck squamous cell carcinoma (or HNSCC), endometrial cancer (or ENDO), castration resistant prostate cancer (or CRPC) and Post-Neoadjuvant breast cancer), (vi) the corporate expenses allocated to Trodelvy (including research and development, sales and marketing and general and administrative costs), (vii) the royalties and milestone payment amounts (including royalties and milestone payments received from Everest Medicines II Limited and royalty payments to RPI Finance Trust and The Scripps Research Institute), (viii) the gross profit expected to be generated by the

Company for IMMU-130, (ix) the corporate expenses allocated to IMMU-130 (including research and development, sales and marketing and general and administrative costs), (x) the probability of success adjusted earnings before income taxes allocated to the Company’s antibody drug conjugate (or ADC) platform based on the Company’s assumption of a new indication with $1 billion of peak net sales brought to market every two years with a five year ramp up period starting in 2027, (xi) the unallocated corporate expenses and cash flow items (including research and development, sales and marketing and general and administrative costs, total depreciation and amortization, total capital expenditures and total change in working capital) and (xii) the Company group’s taxes (calculated based on a U.S. federal tax rate of 21% as provided by the Company management). BofA Securities also calculated estimated terminal values for each of items (i) through (xii) above by applying perpetuity growth rates ranging from negative 30.0% to negative 25.0% for items (i) through (ix) and (xii), perpetuity growth rates ranging from 3.0% to 5.0% for item (x) and perpetuity growth rates ranging from 0.0% to 2.0% for item (xi). The cash flows and terminal values were then discounted to present value as of September 30, 2020 utilizing mid-year discounting convention, and using discount rates ranging from 8.5% to 11.0%, which were derived based on an estimate of the Company’s weighted average cost of capital, using betas of Selected Publicly Traded Companies with at least 5 years of trading data from a U.S. exchange. BofA Securities then calculated the estimated present value of the Company NOLs, including Federal R&D Tax Credits, (which were provided by the Company and calculated based on a U.S. federal tax rate of 21% as provided by the Company management) and then discounted to present value as of September 30, 2020 using discount rates ranging from 8.5% to 11.0%, which were derived based on an estimate of the Company’s weighted average cost of capital, using betas of Selected Publicly Traded Companies with at least 5 years of trading data from a U.S. exchange. BofA Securities then calculated the implied value per share of the sum of the cash flows and terminal values, the estimate of Company’s net cash as of September 30, 2020, as provided by the Company management, and the Company NOLs, including Federal R&D Tax Credits, using the Company’s fully diluted shares (calculated on a treasury stock method basis, based on information provided by the Company management). This analysis indicated the following approximate implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Merger Consideration:
Implied Per Share Equity Value Reference Range for the Company	Consideration
$77.15 – $96.10	$88.00
Following execution of the Merger Agreement on September 12, 2020, it was determined that the fully diluted share count used by BofA Securities in connection with its financial analysis of the Merger Consideration included performance stock options that were not outstanding, representing less than 0.3% of the total fully-diluted shares. BofA Securities thereafter provided to the Company Board, for informational purposes, revised financial analyses as of September 12, 2020 reflecting the Company’s corrected fully-diluted share count, which resulted in an increase of $0.10 to $0.15 in the low end of the implied per Share equity value ranges and an increase of $0.15 to $0.20 in the high end of the implied per Share equity value ranges for the Selected Publicly Traded Companies Analysis, the Selected Precedent Transactions Analysis and the Discounted Cash Flow Analysis. Specifically, the revised financial analyses resulted in an implied per Share equity value range for the Shares of approximately (i) $47.95 to $77.05 in the case of the Selected Publicly Traded Companies Analysis, (ii) $68.35 to $100.35 in the case of the Selected Precedent Transactions Analysis, and (iii) $77.30 to $96.30 in the case of the Discounted Cash Flow Analysis, in each case rounded to the nearest $0.05. BofA Securities confirmed to the Company Board that, if BofA Securities had used the corrected number of fully-diluted shares in performing its financial analyses presented to the Company Board on September 12, 2020, it would not have impacted the conclusion set forth in the opinion delivered by BofA Securities to the Company Board on September 12, 2020, as described above under the caption “—Background of the Merger”.
Other Factors
BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:
•
BofA Securities reviewed the historical trading prices for the Shares during the 52-week period of September 12, 2019 to September 11, 2020, which prices ranged from $9.40 to $44.56.

•
BofA Securities reviewed publicly available financial analyst price targets for the Company as of September 11, 2020, which indicated a low to high target price range for the Shares of approximately $40.00 to $60.00 per share on an undiscounted basis, or approximately $36.45 to $54.65 when discounted one year using the mid-point of the Company’s estimated cost of equity of 9.75% based on a range of 8.5% to 11.0%.

•
BofA Securities reviewed the premiums paid in selected precedent life sciences transactions involving companies with marketed oncology or rare disease assets with transaction values ranging from approximately $5 billion to approximately $20 billion since 2013. For each of the transactions, BofA Securities calculated the premium represented by the offer price over the target company’s unaffected share price, meaning the closing share price one trading day prior to the earliest of (i) the announcement of the transaction, (ii) the target company’s announcement of a potential transaction or that it is exploring strategic alternatives, (iii) the first reported rumor regarding the transaction, and (iv) any other public indication that a sale transaction would likely take place (which earliest date is referred to as the “unaffected date”). BofA Securities then applied a premium range of 43.0% to 96.0% derived from the 25th percentile and 75th percentile of the premiums to the unaffected share prices for the transactions above to the Company’s closing price per share on September 11, 2020, which indicated an implied per share equity value reference range for the Company (rounded to the nearest $0.05) of $60.40 to $82.80.

Miscellaneous
As noted above, the discussion set forth above in the section entitled “— Summary of Material Company Financial Analyses” represents a brief summary of the material financial analyses presented by BofA Securities to the Company Board in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The estimates of the future performance of the Company in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares (as defined in the Merger Agreement)) of the Merger Consideration to be received by such holders in the Transactions and were provided to the Company Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of the Company or the Shares.
The type and amount of consideration payable in the Transactions was determined through negotiations between the Company and Gilead, rather than by any financial advisor, and was approved by the Company Board. The decision to enter into the Agreement was solely that of the Company Board. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Company

Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company Board, management or any other party with respect to the Transactions or the Merger Consideration.
The Company has agreed to pay BofA Securities for its services in connection with the Transactions an aggregate fee which is currently estimated to be approximately $39 million, $1 million of which was payable upon delivery of its opinion and the remainder of which is contingent upon completion of the Offer. The Company also has agreed to reimburse BofA Securities for certain expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.
BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Gilead and certain of their respective affiliates.
BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or underwriter for certain equity offerings of the Company, (ii) having acted or acting as a lender under certain letters of credit of the Company and/or certain of its affiliates, (iii) having provided or providing certain foreign exchange and other trading services to the Company and/or certain of its affiliates and (iv) having provided or providing certain treasury management products and services to the Company and/or certain of its affiliates. From September 1, 2018 through August 31, 2020, BofA Securities and its affiliates derived aggregate revenues from the Company and certain of its affiliates of approximately $12 million for investment and corporate banking services.
In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Gilead and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Gilead in connection with certain M&A and other strategic transactions, (ii) having acted or acting as a book-running manager and/or underwriter for certain equity and/or debt offerings of Gilead and/or an affiliate thereof, (iii) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain letters of credit, credit and leasing facilities and other credit arrangements of Gilead and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Gilead and/or certain of its affiliates and (v) having provided or providing certain treasury management products and services to Gilead and/or certain of its affiliates. From September 1, 2018 through August 31, 2020, BofA Securities and its affiliates derived aggregate revenues from Gilead and certain of its affiliates of approximately $28 million for investment and corporate banking services.

Item 5.   PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
The Company retained Centerview and BofA Securities to act as its financial advisors in connection with the Offer and the Merger, and in connection with such engagement, Centerview and BofA Securities delivered their respective opinions and are entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisors.”
Information pertaining to the retention of Centerview and BofA Securities in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisors” is incorporated by reference herein.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.
Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Other than the scheduled vesting of Company Options or Company RSUs and the grant of Company Options or Company RSUs in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:
Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share ($)
Barbara Gayle Duncan	8/12/2020	Exercise of stock options	17,077	12.93
Barbara Gayle Duncan	8/17/2020	Exercise of stock options	20,000	16.96
Barbara Gayle Duncan	9/14/2020	Exercise of stock options	2,500	16.96
Morris Rosenberg	7/28/20	Exercise of stock options	7,500	8.70
Morris Rosenberg	7/28/20	Exercise of stock options	7,500	8.70
Morris Rosenberg	7/28/20	Exercise of stock options	7,500	8.70
Morris Rosenberg	7/28/20	Exercise of stock options	10,690	17.94
Morris Rosenberg	7/30/20	Exercise of stock options	7,000	22.27
Morris Rosenberg	7/30/20	Exercise of stock options	12,500	17.94
Morris Rosenberg	8/3/20	Exercise of stock options	6,987	22.27
Morris Rosenberg	8/4/20	Exercise of stock options	6,573	15.68
Morris Rosenberg	8/4/20	Exercise of stock options	9,192	15.68
Morris Rosenberg	8/6/20	Exercise of stock options	22,671	15.68
Item 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Except as set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the tender offer that relate to any of the following: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as set forth above or otherwise set forth in this Schedule 14D-9 (including the exhibits hereto), there has been no transaction, board resolution, agreement in principle or signed contract entered into in response to the tender offer that relates to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.   ADDITIONAL INFORMATION.
Named Executive Officer Golden Parachute Compensation
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Golden Parachute Compensation,” regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.
Stockholder Approval of the Merger Not Required
The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “— Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.
Section 203 of the Delaware Business Combination Statute
A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other options, prior to such time the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder.
Neither Gilead nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, as described in Item 4 above and for purposes of Section 203 of the DGCL.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case, in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the

DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex C. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.
Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 300 The American Road, Morris Plains, New Jersey, 07950, Attention: Chief Financial Officer, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender his, her or its Shares in the Offer;

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder
All written demands for appraisal should be addressed to the Company, 300 The American Road, Morris Plains, New Jersey 07950, Attention: Chief Financial Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a Petition and holders should not assume that the Company will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.
Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.
STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Gilead by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).
Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than ten business days from the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on the 15th calendar day after the filing by Gilead, unless earlier terminated by the FTC or Gilead receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Gilead’s substantial compliance with that request. The FTC may terminate the additional ten-day waiting period before its expiration. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Gilead’s and the Company’s consent. It is also possible that Gilead and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will change the waiting period with respect to the purchase of Shares in the Offer.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Gilead, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.
Gilead and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Gilead and the Company are engaged, the Company believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.
Based upon an examination of publicly available and other information relating to the businesses in which Gilead is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings
There are currently no legal proceedings relating to the Offer or the Merger.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements related to the Company and the acquisition of the Company by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the Company’s business, including, without limitation, the ability of Gilead to advance the Company’s product pipeline and successfully commercialize Trodelvy; expectations for achieving full U.S. Food and Drug Administration approval based on the Company’s confirmatory data for Trodelvy and the Company’s development of Trodelvy for additional indications; clinical trials (including the anticipated timing of clinical data, the funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs); the possibility of unfavorable results from clinical trials; regulatory applications and related timelines, including the filing and approval timelines for Biologics License Applications and supplements; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the Company’s ability to meet post-approval compliance obligations (on topics including, but not limited to, product quality, product distribution and supply chain requirements, and promotional and marketing compliance); imposition of significant post-approval regulatory requirements on the Company’s products, including a requirement for a post-approval confirmatory clinical study, or failure to maintain (if received) or obtain full regulatory approval for the Company’s products due to a failure to satisfy post-approval regulatory requirements, such as the submission of sufficient data from a confirmatory clinical study; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; adverse impacts on business, operating results or financial condition in the future due to pandemics, epidemics or outbreaks, such as COVID-19; and other risks and uncertainties detailed from time to time in Company’s periodic reports filed with the SEC, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation and disclaims any intent to update any such forward-looking statements.

Item 9.   EXHIBITS.
The following exhibits are filed herewith or incorporated by reference herein:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 24, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Summary Advertisement, published September 24, 2020 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint Press Release issued by Immunomedics, Inc. and Gilead Sciences, Inc., dated September 13, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Immunomedics, Inc. on September 14, 2020).
(a)(5)(B)	Immunomedics, Inc. Announcement to Employees, first used on September 14, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by Immunomedics, Inc. on September 14, 2020).
(a)(5)(C)*	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Immunomedics, Inc., dated September 12, 2020 (included as Annex A to this Schedule 14D-9).
(a)(5)(D)*	BofA Securities, Inc. Opinion Letter to the Company Board of Directors of Immunomedics, Inc., dated September 12, 2020 (included as Annex B to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of September 13, 2020, by and among Immunomedics, Inc., Gilead Sciences, Inc. and Maui Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by Immunomedics, Inc. on September 14, 2020).
(e)(2)*	Mutual Confidential Disclosure Agreement, effective as of January 1, 2019, by and between Immunomedics, Inc. and Gilead Sciences, Inc.
(e)(3)*	Amendment No. 1 to Mutual Confidential Disclosure Agreement, effective as of June 30, 2019, by and between Immunomedics, Inc. and Gilead Sciences, Inc.
(e)(4)*	Exclusivity Agreement, dated September 10, 2020, by and between Immunomedics, Inc. and Gilead Sciences, Inc.
(e)(5)	Definitive Proxy Statement of Immunomedics, Inc. on Schedule 14A (incorporated by reference to Immunomedics, Inc.’s Form DEF 14A filed April 27, 2020, as supplemented by additional materials filed with the SEC on Form DEFA 14A filed April 27, 2020 and May 27, 2020).
(e)(6)	Executive Employment Agreement, dated as of November 8, 2017, between the Company and Brendan Delaney (incorporated by reference to Exhibit 10.5 to the Company’s quarterly report on Form 10-Q, as filed with the SEC on February 8, 2018).
(e)(7)	Executive Employment Agreement, dated as of September 24, 2018, between the Company and Jared Freedberg (incorporated by reference to Exhibit 10.61 to the Company’s quarterly report on Form 10-Q, as filed with the SEC on November 7, 2018).
(e)(8)	Executive Employment Agreement, dated as of September 26, 2018, between the Company and Kurt Andrews (incorporated by reference to Exhibit 10.63 to the Company’s quarterly report on Form 10-Q, as filed with the SEC on November 7, 2018).

Exhibit No.	Description
(e)(9)	Executive Employment Agreement, dated as of August 7, 2017, by and between the Company and Usama Malik (incorporated by reference to Exhibit 10.3 to the Company’s quarterly report on Form 10-Q, as filed with the SEC on May 9, 2019).
(e)(10)*	Executive Employment Agreement, dated as of February 25, 2019, by and between the Company and Bryan Ball.
(e)(11)*	Executive Employment Agreement, dated as of February 13, 2020, by and between the Company and Loretta Itri.
(e)(12)*	Executive Employment Agreement, dated as of March 30, 2020, by and between the Company and John Stubenrauch.
(e)(13)*	Make Whole Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and Dr. Behzad Aghazadeh.
(e)(14)*	Amendment Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and Brendan Delaney.
(e)(15)*	Amendment Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and Bryan Ball.
(e)(16)*	Amendment Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and Kurt Andrews.
(e)(17)*	Amendment Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and Jared Freedberg.
(e)(18)*	Amendment Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and Loretta Itri.
(e)(19)*	Amendment Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and Usama Malik.
(e)(20)*	Amendment Agreement, dated as of September 12, 2020, by and between Immunomedics, Inc. and John Stubenrauch.
(e)(21)	Immunomedics, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8, as filed with the SEC on January 13, 2015).
(e)(22)	Forms of Incentive Stock Option Notice and Incentive Stock Option Agreement under the Immunomedics, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8, as filed with the SEC on January 13, 2015).
(e)(23)	Forms of Nonqualified Stock Option Notice and Nonqualified Stock Option Agreement under the Immunomedics, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8, as filed with the SEC on January 13, 2015).
(e)(24)	Forms of Restricted Stock Units Notice and Restricted Stock Units Agreement (for Officers/Employees) under the Immunomedics, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8, as filed with the SEC on January 13, 2015).
(e)(25)	Forms of Restricted Stock Units Notice and Restricted Stock Units Agreement (for Directors) under the Immunomedics, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8, as filed with the SEC on January 13, 2015).
(e)(26)	Immunomedics, Inc. Amended and Restated 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, as filed with the SEC on June 18, 2020).

Exhibit No.	Description
(e)(27)	Forms of Incentive Stock Option Notice and Incentive Stock Option Agreement under the Immunomedics, Inc. Amended and Restated 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.49 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2020).
(e)(28)	Forms of Nonqualified Stock Option Notice and Nonqualified Stock Option Agreement under the Immunomedics, Inc. Amended and Restated 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.50 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2020).
(e)(29)	Forms of Restricted Stock Units Notice and Restricted Stock Units Agreement (for Officers/Employees) under the Immunomedics, Inc. Amended and Restated 2014 Long-Term Plan (incorporated by reference to Exhibit 10.51 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2020).
(e)(30)	Forms of Restricted Stock Units Notice and Restricted Stock Units Agreement (for Directors) under the Immunomedics, Inc. Amended and Restated 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.52 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2020).
(e)(31)	Amended and Restated Certificate of Incorporation of Immunomedics, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, as filed with the SEC on June 18, 2020).
(e)(32)	Amended and Restated Bylaws of Immunomedics, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, as filed with the SEC on April 17, 2019).

*
Filed herewith.

Annex A — Centerview Partners LLC Opinion Letter to the Company Board of Directors of Immunomedics, Inc., dated September 12, 2020.
Annex B — BofA Securities, Inc. Opinion Letter to the Company Board of Directors of Immunomedics, Inc., dated September 12, 2020.
Annex C — Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
IMMUNOMEDICS, INC.
Dated: September 24, 2020	By: /s/ Usama Malik
Name: Usama Malik
Title: Chief Financial Officer

Annex A
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
September 12, 2020
The Board of Directors
Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of Immunomedics, Inc., a Delaware corporation (the “Company”), of the $88.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Gilead Sciences, Inc., a Delaware corporation (“Parent”), Maui Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $88.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held by the Company (or held in the Company’s treasury) or by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $88.00 per Share in cash, without interest, (the $88.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory services to Parent, including in connection with Parent’s 10-year global R&D collaboration agreement with Galapagos NV in 2019, and we have received compensation from Parent for such services. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family
31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019
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members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated September 12, 2020 (the “Draft Agreement”); (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2019, and for the years ended June 30, 2018 and June 30, 2017; (iii) the Transition Report on Form 10-K of the Company for the transition period from July 1, 2018 to December 31, 2018; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
CENTERVIEW PARTNERS LLC

Annex B
BofA Securities, Inc.	GLOBAL CORPORATE & INVESTMENT BANKING
September 12, 2020
The Board of Directors
Immunomedics, Inc.
300 The American Road
Morris Plains, NJ 07950
Members of the Board of Directors:
We understand that Immunomedics, Inc. (“Immunomedics”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Immunomedics, Gilead Sciences, Inc. (“Gilead”) and Maui Merger Sub, Inc., a wholly owned subsidiary of Gilead (“Merger Sub”), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $ 0.01 per share, of Immunomedics (“Immunomedics Common Stock”) at a purchase price of $88.00 per share in cash (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will merge with and into Immunomedics and each outstanding share of Immunomedics Common Stock not tendered in the Tender Offer (other than the Excluded Shares (as defined in the Agreement)) will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of Immunomedics Common Stock (other than holders of Excluded Shares) of the Consideration to be received by such holders in the Transaction.
In connection with this opinion, we have, among other things:
(1)
reviewed certain publicly available business and financial information relating to Immunomedics;

(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Immunomedics furnished to or discussed with us by the management of Immunomedics, including certain financial forecasts relating to Immunomedics prepared by the management of Immunomedics (such forecasts, “Immunomedics Forecasts”);

(3)
reviewed and discussed with the management of Immunomedics its estimates of the amount and utilization of certain net operating losses of Immunomedics (collectively, “NOLs”);

(4)
discussed the past and current business, operations, financial condition and prospects of Immunomedics with members of senior management of Immunomedics;

(5)
discussed with the management of Immunomedics its assessments as to the product candidates of Immunomedics, including the likelihood of technical, clinical and regulatory success of such product candidates;

(6)
reviewed the trading history for Immunomedics Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(7)
compared certain financial and stock market information of Immunomedics with similar information of other companies we deemed relevant;

BofA Securities, Inc., member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.
One Bryant Park, New York, NY 10036

(8)
compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(9)
reviewed a draft, dated September 11, 2020, of the Agreement (the “Draft Agreement”); and

(10)
performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Immunomedics that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Immunomedics Forecasts and the NOLs, we have been advised by Immunomedics, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Immunomedics as to the future financial performance of Immunomedics and other matters covered thereby. We have also relied, at the direction of Immunomedics, on the assessments of the management of Immunomedics as to the ability to utilize the NOLs and have been advised by Immunomedics, and have assumed, at the direction of Immunomedics, that such NOLs will be utilized in the amounts and at the times projected. We have also relied, at the direction of Immunomedics, on the assessments of the management of Immunomedics as to the product candidates of Immunomedics, including the likelihood of technical, clinical and regulatory success of such product candidates. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Immunomedics or any other entity, nor have we made any physical inspection of the properties or assets of Immunomedics or any other entity. We also have not evaluated the solvency or fair value of Immunomedics, Gilead or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Immunomedics, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Immunomedics or any other entity or the contemplated benefits of the Transaction. We also have assumed, at the direction of Immunomedics, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.
We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, or any terms or other aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Immunomedics Common Stock (other than holders of Excluded Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Transaction or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Immunomedics or in which Immunomedics might engage or as to the underlying business decision of Immunomedics to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of Immunomedics, upon the assessments of Immunomedics and its representatives regarding,
BofA Securities, Inc., member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.
One Bryant Park, New York, NY 10036

legal, regulatory, accounting, tax and similar matters relating to Immunomedics or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that Immunomedics obtained such advice as it deemed necessary from qualified professionals. We further express no opinion or recommendation as to whether any stockholder should tender their Immunomedics Common Stock in the Tender Offer, or how any stockholder should vote or act in connection with the Transaction or any other matter.
We have acted as financial advisor to Immunomedics in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon completion of the Tender Offer. In addition, Immunomedics has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.
We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Immunomedics, Gilead and certain of their respective affiliates.
We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Immunomedics and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a book-running manager and/or underwriter for certain equity offerings of Immunomedics, (ii) having acted or acting as a lender under certain letters of credit of Immunomedics and/or certain of its affiliates, (iii) having provided or providing certain foreign exchange and other trading services to Immunomedics and/or certain of its affiliates and (iv) having provided or providing certain treasury management products and services to Immunomedics and/or certain of its affiliates.
In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Gilead and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as financial advisor to Gilead in connection with certain M&A and other strategic transactions, (ii) having acted or acting as a book-running manager and/or underwriter for certain equity and/or debt offerings of Gilead and/or an affiliate thereof, (iii) having acted or acting as an administrative agent, bookrunner and arranger for, and/or as a lender under, certain letters of credit, credit and leasing facilities and other credit arrangements of Gilead and/or certain of its affiliates (including acquisition financing), (iv) having provided or providing certain derivatives, foreign exchange and other trading services to Gilead and/or certain of its affiliates and (v) having provided or providing certain treasury management products and services to Gilead and/or certain of its affiliates.
It is understood that this letter is for the benefit and use of the Board of Directors of Immunomedics (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.
Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Immunomedics, Gilead or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.
BofA Securities, Inc., member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.
One Bryant Park, New York, NY 10036

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Immunomedics Common Stock (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.
Very truly yours,
BOFA SECURITIES, INC.
BofA Securities, Inc., member FINRA/SIPC, is a subsidiary of Bank of America Corporation

BofA Securities, Inc.
One Bryant Park, New York, NY 10036

Annex C
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that1 no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the

City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.